                                                FILED PURSUANT TO RULE 424(B)(3)
                                                REGISTRATION FILE NO. 333-127714

                              PACIFIC ETHANOL, INC.

                  PROSPECTUS SUPPLEMENT NO. 1 DATED MAY 3, 2006
                    TO FINAL PROSPECTUS DATED APRIL 24, 2006

     The final prospectus of Pacific Ethanol, Inc. dated April 24, 2006 is supplemented to include the following updated information:

Selling Security Holder Table
-----------------------------

     The fourth and fifth paragraphs under the "Selling Security Holders" section are amended and restated in their entirety to read as follows:

          "The following entities or persons are NASD-registered broker-dealers, or affiliates of NASD-registered broker-dealers, who initially acquired their shares of common stock offered for resale hereunder, or warrants, the underlying shares of common stock of which are offered for resale hereunder, from PEI California, or from placement agents who received them from PEI California, as compensation for transaction-based investment banking services relating to one or more private placement transactions of PEI California that occurred prior the consummation of the Share Exchange
     Transaction:

          o Laird Q. Cagan, Registered Representative of Chadbourn Securities, Inc., an NASD-registered broker-dealer;
          o    Chadbourn Securities, Inc. is an NASD-registered broker-dealer;
          o William P. Behrens and Stephan H. Kim are each officers of Northeast Securities, Inc., an NASD-registered broker-dealer; and
          o UBS AG owns both UBS Securities LLC and UBS Financial Services Inc., both of whom are NASD-registered broker-dealers.

          The following entities or persons are affiliates of NASD-registered broker-dealers who initially acquired their shares of common stock offered for resale hereunder, or warrants, the underlying shares of common stock of which are offered for resale hereunder, in certain private placement transactions of PEI California that occurred prior the consummation of the Share Exchange Transaction, or from entities or persons who initially acquired them in certain private placement transactions of PEI California that occurred prior the consummation of the Share Exchange Transaction, each of whom may be deemed underwriters with respect to their respective shares of common stock offered for resale hereunder:

          o Lorraine DiPaolo is President of Benchmark Capital Advisors, a subsidiary of Northeast Securities, Inc., an NASD-registered broker-dealer;
          o W. Denman Zirkle is registered as an agent with First Dominion Capital Corp., an NASD-registered broker dealer;
          o James George is a Senior Vice President, Institutional Bond Sales of Countrywide Securities, an NASD-registered broker dealer; and
          o Hudson Bay Fund LP is affiliated with XTF Market Making LLC and XTF Capital LLC, both of whom are NASD-registered broker-dealers. Sander Gerber is Managing Member of XTF Market Making LLC and XTF Capital LLC and is also a Managing Member of Hudson Bay Capital Associates LLC, which is the general partner of Hudson Bay Fund LP."

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     The "Selling Security Holder" table contained in the final prospectus dated
April 24, 2006 is updated as follows (1) to reflect a transfer of warrants to purchase 51,000 shares of common stock of Pacific Ethanol, Inc. from Western Milling, LLC to Hudson Bay Fund LP, (2) to reflect a transfer of warrants to purchase 15,000 shares of common stock of Pacific Ethanol, Inc. from Craton Capital, LP to Hudson Bay Fund LP, (3) to reflect a transfer of warrants to purchase 1,400 shares of common stock of Pacific Ethanol, Inc. from Michael T. Bock, Trustee of the Michael T. Bock Revocable Trust dated November 10, 2003 to Berglioth Matthews, and (4) to reflect a transfer of warrants to purchase
198,740 shares of common stock of Pacific Ethanol, Inc. from Laird Q. Cagan to UBS AG. Percentage of beneficial ownership is based on 31,441,931 shares of common stock outstanding as of May 2, 2006.

                                                 Shares of                                     Shares of
                                               Common Stock                                  Common Stock
                                            Beneficially Owned                            Beneficially Owned
                                            Prior to Offering             Shares of         After Offering
               Name of                   -------------------------      Common Stock     ---------------------
           Beneficial Owner                Number      Percentage      Being Offered      Number    Percentage
--------------------------------------   -----------  ------------    ---------------    --------   ----------
Western Milling, LLC..................     20,000 (6)        *           20,000 (a)(6)         --        --
Craton Capital, LP....................         --           --               --                --        --
Michael T. Bock, Trustee of the
   Michael T. Bock Revocable Trust
   dated November 10, 2003............     18,933 (35)       *           18,933 (d)(35)        --        --
Laird Q. Cagan........................         --           --               --                --        --
Hudson Bay Fund LP....................    209,526 (51)       *           66,000 (t)(51)     143,526       *
Berglioth Matthews....................      1,400 (52)       *            1,400 (u)(52)        --        --
UBS AG................................    198,740 (53)       *          198,740 (v)(53)        --        --

-------------------
*    Less than 1.0%.
(a) The shares of common stock and the warrants exchanged by the selling security holder in connection with the Share Exchange Transaction for the shares of common stock offered hereunder, including shares of common stock that underlie warrants, were initially acquired from PEI California in a private placement transaction in March 2005 under which PEI California raised an aggregate of $21.0 million at $3.00 per share and issued 7.0 million shares of common stock and warrants to purchase an aggregate of 700,000 and 1.4 million shares of common stock at an exercise price of $5.00 and $3.00 per share, respectively. PEI California also issued placement agent warrants to acquire up to an aggregate of 678,000 shares of common stock at an exercise price of $3.00 per share. In aggregate, 1,938,914 shares of common stock resulting from this private placement transaction are being offered hereunder for resale.
(d) The shares of common stock and the warrants exchanged by the selling security holder in connection with the Share Exchange Transaction for the shares of common stock offered hereunder were initially acquired from PEI California in a private placement transaction in December 2004 under which PEI California raised an aggregate of approximately $300,000 at $3.00 per share and issued 103,666 shares of common stock and warrants to purchase an aggregate of 31,100 shares of common stock at an exercise price of $3.00 per share. In aggregate, 74,541 shares of common stock resulting from this private placement transaction are being offered hereunder for resale.
(t) Of the shares of common stock offered by the selling security holder hereunder 51,000 shares underlie warrants transferred to the holder by Western Milling, LLC and 15,000 shares underlie warrants transferred to the holder by Craton Capital, LP, all of which were initially acquired from PEI California in connection with the private placement offering described in footnote (a) above.
(u) The shares of common stock offered by the selling security holder hereunder underlie warrants transferred to the holder by Michael T. Bock, Trustee of the Michael T. Bock Revocable Trust dated November 10, 2003 that were initially acquired from PEI California in connection with the private placement offering described in footnote (d) above.


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

(v) The shares of common stock offered by the selling security holder hereunder underlie warrants transferred to the holder by Laird Q. Cagan who acquired the warrants from Chadbourn Securities, Inc. and that were initially acquired from PEI California in connection with the private placement offering described in footnote (a) above. Chadbourn Securities, Inc. acted as a placement agent and initially received these warrants as compensation for services performed in connection with the private placement offering described in footnote (a) above. In connection with its March 2005 offering, PEI California entered into an agreement with Chadbourn Securities, Inc. for placement agent services. Under this agreement, PEI California agreed to pay to Chadbourn Securities, Inc. 2% of gross proceeds plus a 1% non-accountable expense allowance as well as warrants exercisable at the offering price in an amount equal to 3% of the aggregate number of shares of common stock sold in the private offering. Under this agreement, PEI California paid to Chadbourn Securities, Inc. approximately $625,000 and issued warrants to Chadbourn Securities, Inc. to purchase 212,700 shares of common stock at $3.00 per share. In April 2004, PEI California entered into an agreement with Cagan-McAfee Capital Partners, LLC for advisory services. Under this agreement, PEI California agreed to pay to Cagan-McAfee Capital Partners, LLC 3% of any equity amount raised through the efforts of Cagan-McAfee Capital Partners, LLC. In connection with its March 2005 private placement, PEI California paid to Cagan-McAfee Capital Partners, LLC $235,000 and in connection with the Share Exchange Transaction, we paid approximately $85,000 to Cagan-McAfee Capital Partners, LLC. Differences between us, on the one hand, and Cagan-McAfee Capital Partners, LLC and Chadbourn Securities, Inc., on the other, arose as to what fees, if any, we would owe to Cagan-McAfee Capital Partners, LLC and/or Chadbourn Securities, Inc., under the advisory agreement in the event that our sale of Series A Cumulative Redeemable Convertible Preferred Stock to Cascade Investment, L.L.C., as described in one or more reports incorporated by reference into this prospectus., is completed. Under a Settlement Agreement and Release with Cagan-McAfee Capital Partners, LLC and Chadbourn Securities, Inc. dated November 1, 2005, we terminated the advisory agreement with Cagan-McAfee Capital Partners, LLC and made a payment of $150,000 in accelerated monthly consulting fees under the advisory agreement. In addition, in connection with the termination of the advisory agreement, we agreed that, in the event that our transaction with Cascade Investment, L.L.C. was completed, we would pay to Cagan-McAfee Capital Partners, LLC $960,000 within five business days of the closing. We paid this amount on April 13, 2006. Also, certain founders of PEI California agreed to sell an aggregate of 500,000 shares of common stock owned by them to Cagan-McAfee Capital Partners, LLC for a purchase price of $0.01 per share for securing financing to close the Share Exchange Transaction. Immediately prior to the consummation of the Share Exchange Transaction, these founders sold these shares to Cagan-McAfee Capital Partners, LLC at the agreed upon price. Prior to the aforementioned transactions, PEI California paid fees of $100,000 to Cagan-McAfee Capital Partners, LLC in connection with other private placement offerings and issued warrants to Cagan-McAfee Capital Partners, LLC to purchase 50,000 shares of common stock at $2.00 per share.
(6) Power to vote or dispose of the shares is held by Ejnar Knudsen as Executive Vice President of Western Milling LLC.
(35) Includes 8,600 shares underlying warrants.
(51) Includes 66,000 shares underlying warrants. Power to vote or dispose of the shares is shared by Yoav Roth, Principal and Portfolio Manager, and John Doscas, President, of Hudson Bay Fund LP. Messrs. Roth and Doscas disclaim beneficial ownership of the securities held by Hudson Bay Fund LP. The address for Messrs. Roth and Doscas is c/o Hudson Bay Fund LP, 120 Broadway, 40th Floor, New York, New York, 10271.
(52) Represents shares underlying warrants.
(53) Represents shares underlying warrants. Power to vote or dispose of the shares is held by Shane Finemore as Managing Director of UBS AG. The address for Mr. Finemore is c/o UBS AG, 1285 6th Avenue, New York, New York, 10019.


                      (End of Prospectus Supplement No. 1.)


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